UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                   AIR & WATER TECHNOLOGIES CORPORATION
          --------------------------------------------------------
                              (Name of Issuer)

                          CLASS A COMMON STOCK
                             $.001 PAR VALUE
          --------------------------------------------------------
                       (Title of Class of Securities)

                               009058108
          --------------------------------------------------------
                             (CUSIP Number)

                       COMPAGNIE GENERALE DES EAUX
          --------------------------------------------------------
                   (Name of Persons Filing Statement)

                              JOHN A. BICK
                          DAVIS POLK & WARDWELL
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017
                              (212) 450-4000
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              MARCH 18, 1994
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with this statement:  /  /.














                                SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.__009058 10 8_____ |             | Page  ____   of   ____ Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |   Compagnie Generale des Eaux                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) | | |
|    |                                                                 _  |
|    |                                                            (b) |x| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      WC                                                            |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | France                                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      6,203,475                                |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |        --                                     |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       6,203,475                               |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |         --                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 6,203,475                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         _   |
|    | CERTAIN SHARES*                                               |_|  |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |  24.5%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |  CO                                                                |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7







Compagnie Generale des Eaux ("Generale des Eaux") hereby amends and restates its report on Schedule 13D, originally filed on May 23, 1990 (as amended, the "Schedule 13D").

Item 1.  Security and Company.

         The class of equity securities to which this statement relates is the Class A Common Stock, $.001 par value (the "Shares"), of Air & Water Technologies
Corporation, a Delaware corporation ("AWT" or the "Company"). The principal executive offices of the Company are located at U.S. Highway 22 West and
Station Road, Branchburg, New Jersey 08876.

Item 2.  Identity and Background.

         The name of the person filing this statement is Compagnie Generale des Eaux.

         The address of the principal business and office of Generale des Eaux is 52 Rue d'Anjou, 75384
Paris Cedex 08, France. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Generale des Eaux is set forth on Schedule A.

         Generale des Eaux and its subsidiaries are a diversified group of local service companies primarily engaged in providing a comprehensive range of public, institutional and industrial service needs for water, power, heating and urban maintenance. In France, Generale des Eaux, together with its subsidiaries, is one of the nation's largest cable broadcasters and cellular telephone network operators and one of the leading managers of private health clinics and parking lots.

         During the last five years, neither Generale des Eaux, nor any other person controlling Generale des Eaux nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The purchase price for all the Shares held by Generale des Eaux and reported on the Schedule 13D is $137,734,190.00. Such purchases were funded through internally generated funds.

         Pursuant to the Letter Agreement described in
Item 4, Generale des Eaux has agreed, among other things, to purchase from the Company for cash
$60,000,000 of the Company's Series A Convertible
Exchangeable Preferred Stock and to exchange all of the outstanding capital stock of its indirect, wholly-owned subsidiary, Professional Service Group, Inc. for
6,500,000 Shares. In connection therewith, Generale des Eaux has acquired 500,000 Shares from the Company for an aggregate cash purchase price of $5,000,000.
All cash purchases were funded through internally generated funds.

Item 4.  Purpose of Transaction.

         On March 18, Generale des Eaux entered into a binding letter agreement (the "Letter Agreement") with the Company. Pursuant to the Letter Agreement, the parties agreed to enter into an Investment Agreement whereby (a) Generale des Eaux would purchase for cash
$60,000,000 of the Company's Series A Convertible
Exchangeable Preferred Stock (the "Series A
Preferred") and (b) Generale des Eaux would exchange on a tax-free basis all of the outstanding capital stock of PSG for 6,500,000 Shares. In connection therewith, Generale des Eaux has acquired 500,000
Shares from the Company for an aggregate cash purchase price of $5,000,000.

         Under the terms of the Letter Agreement, AWT and Generale des Eaux have agreed to enter into a closer relationship designed to strengthen the Company's competitive and financial position. Both parties believe that these arrangements will enhance the overall value of AWT and its ability to achieve its objectives.

         Generale des Eaux has agreed that AWT shall become Generale des Eaux's exclusive vehicle in the United States, its possessions and its territories for its water and waste water management and air pollution activities. Generale des Eaux has also agreed to assist AWT in developing its water and waste water management and air pollution activities in both Canada and Mexico, subject to existing contractual agreements and taking into account the respective interests of both companies.

         AWT will benefit from certain financial
undertakings from Generale des Eaux designed to increase AWT's profitability and financial flexibility, thereby permitting AWT to capitalize on growth opportunities in its markets. This will include a $125,000,000 commercial bank line as well as letter of credit support.

         Generale des Eaux and the Company have agreed to cooperate and negotiate with each other in good faith in the prompt preparation of definitive documentation.

         The obligations of the Company and Generale des Eaux to consummate the transactions contemplated by the Letter Agreement will be subject to satisfaction, among other things, of the following conditions: (a) approval of the issuance to Generale des Eaux of the Series A Preferred Stock and the Shares by the stockholders of AWT pursuant to the rules and regulations of the American Stock Exchange;
(b) receipt of all necessary governmental and regulatory approvals under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976 ("HSR") and the provisions of Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, as amended and (c) in the case of AWT only, the receipt by AWT of a written opinion from Allen & Company, AWT's independent financial advisors, to the effect that the transactions contemplated by the Investment Agreement are fair, from a financial point of view, to the shareholders of AWT (other than Generale des Eaux).

         The Company has agreed to cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of the transactions contemplated by the letter agreement. The Directors of the Company have agreed, subject to their fiduciary duties as advised by counsel, to recommend approval by the Company's stockholders of the transactions contemplated by the letter agreement. Generale des Eaux has agreed to vote all of its shares in favor of such transactions at such meeting of stockholders.

         AWT has also agreed to increase the size of the Board of Directors by two Directors and shall appoint as Directors of the Company (with terms expiring at the next annual meeting of the Company's stockholders) such persons designated by Generale des
Eaux.  AWT has further agreed to place the two
Directors designated by Generale des Eaux on the Executive Committee of the Board.

         Upon consumation of the proposed
transactions, Generale des Eaux will have representation on the Board (and all Committees thereof other than any Special Committee of independent directors) that is proportionate to the aggregate number of Shares it holds on a fully diluted basis.

         Immediately after closing of the proposed transactions, the Board will initially consist of eleven Directors, with three directors who are employees of Generale des Eaux or its affiliates as designated by Generale des Eaux, two independent directors designated by Generale des Eaux, five
Directors consisting of Messrs. Beck, Costle, Dowd,
Morris and Senior (who currently are Directors of the Company) and an additional independent director satisfactory to Generale des Eaux. The Investment
Agreement will provide that the Board of Directors must have at least three Directors who are not employees of the Company or Generale des Eaux or any of their respective affiliates (an "independent director"). All independent directors must be satisfactory to Generale des Eaux. The Chairman of the Board will be designated by Generale des Eaux.

         The Investment Agreement will also provide that upon consummation of the proposed transactions
Generale des Eaux will have the right to designate the Chief Executive Officer and the Chief Financial
Officer of the Company.

         The Investment Agreement will provide that all transactions between AWT and any of its subsidiaries and Generale des Eaux or any of its subsidiaries must be on an arms length basis, and (i) any such transaction having a value in excess of $1,000,000 and (ii) any settlement of the Company's litigation in Puerto Rico with PRASA must be approved by a majority of the independent directors.

         A Stock Purchase Agreement, dated May 13,
1990, between Generale des Eaux and the Company (the
"Stock Purchase Agreement") and the Stock Purchase
Agreement dated June 22, 1990 between Generale des
Eaux and the Company (the "June 22, 1990 Agreement") give the Company first refusal rights with respect to any Shares sold by Generale des Eaux prior to May 13, 1995.

         Except as set forth above, as of the date hereof, Generale des Eaux has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

         (a) Based on information provided by the Company with respect to the number of outstanding shares, Generale des Eaux has acquired approximately 24.5% of the outstanding
Shares of the Company.

         Except as set forth in this Item 5(a),
neither Generale des Eaux, nor any other person controlling Generale des Eaux, nor, to the best of its knowledge, any persons named in Schedule A to this Amendment, owns beneficially any Shares.

         (b) Generale des Eaux may be deemed pursuant to Rule 13d-3 to have the power to vote or to direct the vote, or to dispose or direct the disposition of 6,203,475 Shares.

         (c)  Generale des Eaux acquired 500,000
Shares from the Company on March 18, 1994 at a cash purchase of $10.00 per share for an aggregate purchase price of $5,000,000.

         (d)  Inapplicable

         (e)  Inapplicable

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Company.

         Under the terms of the Letter Agreement
described above under Item 4, Generale des Eaux has agreed to purchase for cash $60,000,000 of Series A
Preferred. The Series A Preferred will have a liquidation preference of $50.00 per share and will be convertible into Shares in whole or in part, at the option of the holder at any time into the Company's
Class A Common Stock at a conversion price equal to $12.50 per share of Class A Common Stock, subject to adjustment in certain circumstances. The Series A
Preferred will pay a cumulative dividend equal to 5 1/2% per annum.

         The Series A Preferred will have one vote
(voting as a class with the Class A Common Stock) for each share of Class A Common Stock that the Series A
Preferred represents.  In addition, the Series A
Preferred will vote separately as a class on (i) any amendments to the terms of the Series A Preferred and
(ii) any merger, consolidation, reclassification or similar transaction which will adversely affect the rights and preferences of the Series A Preferred.

         The Series A Preferred is exchangeable, in whole or in part, into Convertible Debt having a maturity of 10 years from the date of issuance of the Series A Preferred, at the option of the Company at any time after June 30, 1997, on not less than 30 nor more than 60 days prior written notice. Each $50.00 liquidation value of Series A Preferred is exchangeable for $50.00 face amount of Convertible
Debt.

         The Series A Preferred is not redeemable before June 30, 1997. Between June 30, 1997 and June
30, 2000, the Series A Preferred will be redeemable at the option of the Company, on not less than 30 nor more than 60 days prior written notice. The Company may exercise this option during such time period only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common
Stock exceeds $18.75, subject to adjustments.  After
June 30, 2000, the Series A Preferred will be redeemable at any time. The same redemption provisions apply to the Convertible Debt. The redemption price will be 103.85% after June 30, 1997 and will decrease by .55% each year until it reaches
100% where it will remain fixed.  The Series A
Preferred is perpetual preferred stock.

         Pursuant to the Stock Purchase Agreement and the June 22, 1990 Agreement, Generale des Eaux has agreed, for the period prior to May 13, 1995, that if it or any of its affiliates (as such term is defined in the Securities Act of 1933, as amended (the "Securities
Act") (collectively, the "Purchaser Group")) receives a bona fide offer from an unaffiliated third party to purchase any Shares then owned by the Purchaser Group and the Purchaser Group desires to accept such offer, Generale des Eaux will promptly notify the Company in writing specifying the amount of the Shares proposed to be sold, the proposed purchase price therefor and the other material terms and conditions of the offer, including the proposed date of the closing for such sale. The Company may agree to purchase the Shares referred to in the notice upon notification to Generale des Eaux within ten business days of receipt of the notice. Generale des Eaux is not, however, obligated to notify the Company of third party offers with respect to any sales proposed to be made by it in accordance with the volume limitations specified in Rule 144(e)(i) promulgated under the Securities Act.

         Except as otherwise described above, to the best knowledge of Generale des Eaux, there are no contracts, arrangement, understandings or relationships (legal or otherwise) among the persons named in Item 2, and any other person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 99.1:   Stock Purchase Agreement dated as of
                     May 13, 1990 between the Company and
                     General des Eaux (filed as an
                     exhibit to the Schedule 13D on May
                     24, 1990).

     Exhibit 99.2:   Stock Purchase Agreement dated as of
                     June 22, 1990 among the Company, the
                     Selling Stockholders and Generale
                     des Eaux (filed as an exhibit to
                     Amendment No. 1 to the Schedule 13D
                     on June 22, 1990).

     Exhibit 99.3:   Letter Agreement dated March 18, 1994
                     between the Company and
                     Generale des Eaux.

     Exhibit 99.4: Financial Undertaking dated March 18, 1994 of Generale des Eaux (included as Exhibit C to Exhibit 99.3).





                      SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 1994

                      COMPAGNIE GENERALE DES EAUX



                      By:  /s/ Jacques-Henri David
                           ___________________________
                           Directeur General



                                               Schedule A


DIRECTORS AND EXECUTIVE OFFICERS OF COMPAGNIE GENERALE DES EAUX

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Compagnie Generale des Eaux ("Generale des Eaux") are set forth below. If no business address is given the director's or officer's business address is c/o Compagnie Generale des Eaux, 52 Rue d'Anjou 75384 Paris, France.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Generale des Eaux. All of the persons listed below are citizens of France.

                                     PRESENT PRINCIPAL OCCUPATION
                                     INCLUDING NAME AND ADDRESS(1)
NAME AND BUSINESS ADDRESS            OF EMPLOYER
- -------------------------            ------------------------------

Directors
- ---------

Guy Dejouany. . . . . . . . .       Chairman of the Board and
                                       Chief Executive Officer,
                                       Compagnie Generale des Eaux

Jean-Louis Beffa. . . . . . .       Chairman and  Chief Executive Officer
c/o Compagnie Saint Gobain             Compagnie de Saint-Gobain
les Miroirs                            Pont-a-Mousson
18 Avenue d'Alsace
92400 Courbevoie, France

Ambroise Roux. . . . . . . .        Honorary Chairman of  Alcatel Alsthom
8 Bis, rue Marguerite
75017 Paris, France

____________
   (1) Same address as director's or officer's business address except where indicated.


                                    PRESENT PRINCIPAL OCCUPATION
                                    INCLUDING NAME AND ADDRESS
NAME AND BUSINESS ADDRESS           OF EMPLOYER
- ------------------------            ----------------------------

Jacques Calvet. . . . . . . .       Chief Executive Officer of
c/o Peugeot S.A.                      Peugeot S.A.
75 Avenue de la Grand Armee
75116 Paris, France

Roland Genin. . . . . . . . .       Retired
5, rue des Trois Epis
54600 Villers Les Nancy, France

Paul-Louis Girardot . . . . .       General Manager of Compagnie
                                      Generale des Eaux

Jacques-Henri Gougenheim. . .       Chairman of Banque WORMS
c/o UAP International
9 Place Vendome
75052 Paris, Cedex 01

Loik Le Floch-Prigent . . . .       Chairman and  Chief Executive Officer
c/o Gaz de France                     of Gaz de France
23, rue Philibert Delorme
75840 Paris, France

Jean-Pierre Mallet. . . . . .       Honorary Chairman of Banque de
c/o Banque de Neuflize                Neuflize Schlumberger Mallet
  Schlumberger Mallet
3 Avenue Hoche
75008 Paris, France

(2)Jacques Pillet-Will . . . .      Honorary Chairman of Banque de
16 rue de Teheran                     Picardie
75008 Paris, France

Pierre Suard. . . . . . . . .       Chairman of Alcatel Alsthom
c/o Alcatel Altshom
54 rue de Boetie
75008 Paris, France

Rene Thomas . . . . . . . . .       Chairman and Chief Executive
c/o Banexi                            Officer of Banexi
16 Boulevard des Italiens
75009 Paris, France
____________
   (2)   Residence Address.





                                    PRESENT PRINCIPAL OCCUPATION
                                    INCLUDING NAME AND ADDRESS
NAME AND BUSINESS ADDRESS           OF EMPLOYER
- ------------------------            ----------------------------

Marc Vienot . . . . . . . . .       Chairman of Societe Generale
c/o Societe Generale
29 boulevard Haussman
75009 Paris, France


Executive Officers (Who Are Not Directors)
- -----------------------------------------

Jacques-Henri David . . . . .       Directeur General

Jean-Dominique Deschamps. . .       Directeur General Adjoint

Bernard Forterre. . . . . . .       Directeur General Adjoint

Jean-Pierre Quinio. . . . . .       Directeur General Adjoint

Michel Sage . . . . . . . . .       Directeur General Adjoint

Jean-Marc Oury. . . . . . . .       Directeur de la Compagnie

Henri Proglio . . . . . . . .       Directeur de la Compagnie

Pierre Schulhof . . . . . . .       Directeur de la Compagnie

Jean-Pierre Tardieu . . . . .       Directeur de la Compagnie

Antoine Zacharias . . . . . .       Directeur de la Compagnie

Andre Morange . . . . . . . .       Directeur de la Compagnie

Alain Bravo . . . . . . . . .       Directeur de la Compagnie

Michel Villaneau. . . . . . .       Directeur de la Compagnie

Jean-Marc Espalioux . . . . .       Directeur Financier de la
                                      Compagnie

Christian Castaignet. . . . .       Directeur du Personnel

Etienne Mallet. . . . . . . .       Directeur de la Communication
                                      et des Relations Exterieures

Bernard Portnoi. . . . . . . .      Directeur Juridique et
                                      Directeur des Services
                                      Administratifs de la Compagnie



                               EXHIBIT INDEX

Exhibit                                                       Sequential
  No.                           Description                    Page No.
- -------                         -----------                   ----------
  99.1:             Stock Purchase Agreement dated as of
                    May 13, 1990 between the Company and
                    General des Eaux (filed as an
                    exhibit to the Schedule 13D on May
                    24, 1990).

  99.2:             Stock Purchase Agreement dated as of
                    June 22, 1990 among the Company, the
                    Selling Stockholders and Generale
                    des Eaux (filed as an exhibit to
                    Amendment No. 1 to the Schedule 13D
                    on June 22, 1990).

  99.3:             Letter Agreement dated March 18, 1994
                    between the Company and
                    Generale des Eaux.

  99.4: Financial Undertaking dated March 18, 1994 of Generale des Eaux (included as Exhibit C to Exhibit 99.3).